ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 11, 2023	Chelsea Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lisa N. Larkin

Re:	Versus Capital Infrastructure Income Fund (File Nos. 333-238296 and 811-23569) (the “Fund”)

Ladies and Gentlemen:

On June 14, 2023, Ms. Lisa N. Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs and Tyler Fang of Ropes & Gray LLP, in connection with the Staff’s review of Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Fund’s Registration Statement on Form N-2, filed on May 19, 2023.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

PROSPECTUS

Cover Pages

1.	Comment: The first paragraph on page (i) includes disclosure regarding the Fund’s repurchase offers. Please disclose in the Prospectus additional information regarding the Fund’s repurchase offers including: (i) the anticipated intervals between deadlines for repurchase requests, pricing, and repayment; and (ii) the anticipated timing of the initial repurchase offer. On the cover page, please include a cross-reference to the section of the Prospectus that discusses repurchase offers.

July 11, 2023

Response: In response to the Staff’s comment, the Fund will revise the disclosure on the cover page to include a cross-reference to the “Prospectus Summary – Quarterly Repurchase of Shares” section of the Prospectus. The Fund respectfully notes that this section of the Prospectus contains the requested information.

2.	Comment: The third paragraph on page (i) states: “Under normal market conditions, the Fund seeks to achieve its investment objectives by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes) to income-oriented investments that provide exposure to infrastructure assets.” Please disclose in the Prospectus the Fund’s policy on providing shareholders notice prior to any change to this 80% investment policy.

Response: In response to the Staff’s comment, the Fund will revise the disclosure in the “Investment Strategy” section of the Prospectus to provide that the 80% policy is not a fundamental policy of the Fund and may be changed by the Board without shareholder approval upon 60 days’ prior notice to shareholders.

3.	Comment: Please add a second sentence to the first bullet on page (ii) that states: “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response: The Fund will revise the disclosure accordingly.

4.	Comment: The second bullet on page (ii) states: “If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.” Please confirm whether there is a possibility for shareholders to sell their Shares other than through the Fund’s repurchase policy. If there is no such possibility, please remove this disclosure.

Response: Although the Fund’s Shares will not be traded on an active market and there is currently no secondary market for the Shares, the Fund confirms that a shareholder may have limited ability to transfer or resell Shares pursuant to the provisions of the Fund’s Agreement and Declaration of Trust, as amended from time to time. Accordingly, the Fund believes the current disclosure is appropriate.

5.	Comment: Please consider adding the following bullets to the list of bullets on page (ii), to the extent applicable:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

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Response: The Fund will revise the disclosure to add the requested bullets.

Prospectus Summary

6.	Comment: The third paragraph on page 1 references the reorganization of the “Predecessor Fund” with and into the Fund. In correspondence, please provide additional information related to the Reorganization, including whether any exemptive relief is required in order to effect the Reorganization.

Response: The Predecessor Fund is a Delaware limited liability company formed as a special purpose vehicle to acquire and hold portfolio securities that are expected to be transferred to the Fund in connection with the Reorganization. The Predecessor Fund is excluded from the definition of “investment company” under Section 3(c)(7) of the Investment Company Act. The Predecessor Fund’s sole member is Versus Capital Advisors LLC (“Versus Capital”). The Predecessor Fund and the Fund are both managed by Versus Capital and have substantively identical investment objectives, strategies, and the same Versus Capital portfolio managers.

The Fund anticipates that the Predecessor Fund will reorganize with and into the Fund simultaneous with the Fund beginning to accept offers to purchase Shares. In connection with the Reorganization, the Predecessor Fund will transfer substantially all of its assets to the Fund in exchange for Shares of the Fund equal to the aggregate net asset value of Predecessor Fund shares. The Predecessor Fund will then distribute its Fund Shares to Versus (the sole member of the Predecessor Fund), following which the Predecessor Fund will be dissolved, with the Fund being the surviving entity.

The Reorganization is expected to be effected in reliance on GuideStone Financial, et al., SEC Staff No-Action Letter (Dec. 27, 2006) (the “GuideStone Letter”). Accordingly, the reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 and the provisions of Rule 17a-8 under the Investment Company Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company). The Fund confirms:

i.	the Fund will be a shell portfolio as of the time of the Reorganization;

ii.	the assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

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iii.	the Fund will have the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of Shares to be issued in the Reorganization;

iv.	an independent evaluator will prepare a report for the Board’s consideration in assessing the value of any Predecessor Fund’s assets for which market quotations are not readily available, that sets forth the fair value of each such asset as of the valuation date for the Reorganization;

v.	the Predecessor Fund will transfer substantially all of its assets to the Fund in exchange for Shares of the Fund, immediately following which the Predecessor Fund will distribute Shares of the Fund to the sole shareholder of the Predecessor Fund;

vi.	the Fund will comply with the recordkeeping requirements described in the GuideStone Letter;

vii.	Versus, consistent with its fiduciary duties, will have disclosed to the Independent Trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between Versus and the Fund with regard to the Reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the Reorganization; and

viii.	Versus will bear the costs associated with the Reorganization.

7.	Comment: Please confirm in correspondence that the Fund will not issue preferred shares within one year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within such timeframe, please include appropriate disclosure regarding the preferred shares offering.

Response: The Fund confirms that it does not expect to issue preferred shares within one year from the effective date of the Registration Statement.

8.	Comment: If not already addressed, please add disclosure regarding maturity and duration of the Fund’s investments or state that there are no such parameters.

Response: In response to the Staff’s comment, the Fund will revise the “Investment Strategy” section of the Prospectus to include disclosure with respect to the fact that there is no limit on the maturity or duration of any individual security or other investment in which the Fund may invest.

July 11, 2023

9.	Comment: In the Investment Strategy section, please include a plain English explanation of what is meant by the terms “inelastic” and “monopolistic characteristics with high barriers to entry.”

Response: The Fund will revise the disclosure accordingly to describe what is meant by the relevant terms.

10.	Comment: In the Investment Strategy section, please consider revising the second sentence of the second paragraph (beginning, “These investments will service . . .”) so that it is written in plain English.

Response: The Fund will revise the disclosure accordingly.

11.	Comment: The Investment Strategy section refers to “co-investments” and “joint ventures.” Please explain in correspondence what is meant by these investments and whether you believe any exemptive relief is required in connection with such investments.

Response: The Fund respectfully notes that the terms “co-investments and “joint ventures” as used in the Prospectus are not intended to refer to circumstances where a registered fund and another fund with the same investment adviser (i.e., an affiliated person of the registered fund) make side-by-side investments in a common portfolio investment. Rather, the term “co-investment” is intended to describe the Fund investing directly or indirectly in a portfolio investment alongside one or more unaffiliated third parties, and the term “joint venture” is intended to describe the Fund investing indirectly in a portfolio investment through a joint venture entity in which the Fund and one or more unaffiliated third-parties each holds an interest. The Fund expects that any joint ventures and/or co-investments into which it enters will be with unaffiliated third parties and has clarified the disclosure accordingly. To the extent the Fund seeks to enter into such arrangements with an affiliate in the future, the Fund would seek applicable exemptive relief at that time.

12.	Comment: In the Investment Strategy section, please include disclosure explaining what is meant by “different styles” of the Arrangers.

Response: The Fund will revise the disclosure accordingly.

13.	Comment: In the Investment Strategy section, when using the term “below investment grade,” please also include the term “high yield” for investor clarification purposes.

Response: The Fund will revise the disclosure accordingly.

July 11, 2023

14.	Comment: The Staff notes that the Fund may make portfolio investments through one or more subsidiaries. With respect to the subsidiaries:

a.	Please disclose that any investment adviser to the subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts under Section 15 as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, and for purposes of complying with Section 15(c), the reviews of Fund’s and the subsidiary’s investment advisory agreements may be combined.

Response: The Fund respectfully disagrees with the Staff’s position that a subsidiary’s investment advisory agreement is required to comply with the provisions of Section 15 of the Investment Company Act, as a subsidiary is not a registered investment company under the Investment Company Act. However, solely for purposes of avoiding any potential delay in having the Registration Statement declared effective, the Fund confirms that the investment adviser to a subsidiary that is wholly-owned by the Fund voluntarily will comply with the provisions of the Investment Company Act relating to investment advisory contracts set forth in Section 15 of the Act, and that such an investment advisory agreement would be filed as an exhibit to the Registration Statement.

b.	Please explain in correspondence whether the financial statements of the subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: In general, the Fund will look to U.S. Generally Accepted Accounting Principles, Regulation S-X, and other applicable accounting guidance to determine whether to consolidate the financial statements of an entity with its own financial statements. The Fund notes that it generally expects to consolidate the financial statements of any wholly-owned subsidiary with those of the Fund, consistent with the no-action letter issued to Fidelity Select Portfolio (April 29, 2008).

c.	Please confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund confirms that if a subsidiary is wholly-owned by the Fund, such subsidiary and its board of directors (if any) will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

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15.	Comment: In the Portfolio Contents section, please revise the following sentence so that it written in plain English: “They typically have maturities of 5-7 years, with floating rate and limited amortization debt service structures.”

Response: The Fund will revise the disclosure accordingly.

16.	Comment: In the Infrastructure-Related Companies Risk disclosure, please explain in plain English what is meant by “concession agreements with governments.”

Response: The Fund will revise the disclosure to explain that concession agreements are agreements between a government and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees.

17.	Comment: Please consider streamlining the “Loan-Related Investment Risk” and “Loan Assignment and Participation Risk” disclosures.

Response: The Fund has reviewed the disclosure in light of the Staff’s comment and believes that it remains appropriate.

18.	Comment: Please consider streamlining the “Private Placement Risk” and “Privately Placed Securities Risk” disclosures.

Response: The Fund will revise the disclosure accordingly.

19.	Comment: The Staff notes that the “Subsidiary Risk” disclosure states: “Such Subsidiaries would likely not be registered as investment companies under the Investment Company Act and therefore would not be subject to all of the investor protections of the Investment Company Act.” Please consider whether the statement needs to be clarified in light of the above comments.

Response: Please refer to the Fund’s responses to Comment #14 above. The Fund does not believe it is necessary to revise this disclosure.

20.	Comment: Please revise the “Concentration Risk” disclosure to clarify the industry in which the Fund will concentrate its investments.

Response: The Fund will revise the disclosure accordingly.

July 11, 2023

Summary of Fund Expenses

21.	Comment: Please advise whether joint ventures are included in the Acquired Fund Fees and Expenses line item.

Response: If the Fund invests in joint ventures that would be investment companies but for the exclusions in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, the Fund will present expenses of these joint ventures on the Acquired Fund Fees and Expenses line item of the fee table to the extent required by Instruction 10.a to Item 3.1 of Form N-2.

Financial Highlights

22.	Comment: The Staff notes the Financial Highlights section does not disclose any financial history. Please confirm that this section will be revised when the Reorganization occurs.

Response: The Fund confirms that audited financial statements of the Predecessor Fund will be included in the Registration Statement and that, once the Fund has its own financial history (after at least a year of operations), the Fund’s financial information will be included in the Financial Highlights section.

23.	Comment: Please advise whether the senior securities table described in Form N-2 Item 4.3 will be added to the Registration Statement.

Response: The Fund respectfully notes that it does not currently offer or have outstanding a class of senior securities as defined in Section 18 of the Investment Company Act, and accordingly believes such disclosure is unnecessary at this time. To the extent the Fund has outstanding a class of senior securities in the future, the Fund would revise the disclosure accordingly.

Use of Proceeds

24.	Comment: The Use of Proceeds section includes the following sentence: “If the Fund is delayed in investing the proceeds of the offering, the Fund’s distributions could consist, in whole or in part, of a return of capital.” Please add disclosure explaining what is meant by “return of capital.”

Response: The Fund will revise the disclosure accordingly.

Investment Objectives, Investment Strategies and Investment Features

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25.	Comment: In describing the Fund’s investment objectives and polices, if an objective can be changed without shareholder vote please include a statement to that effect. Please also identify other policies of the Fund that may not be changed without a shareholder vote.

Response: The Fund respectfully notes that the fifth paragraph under “Investment Objectives and Strategies – Investment Strategies” in the Prospectus Summary section states:

“Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without shareholder approval. The investment objectives of the Fund are not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund will notify shareholders of any changes to its investment objectives or any of its investment policies, restrictions or strategies.”

26.	Comment: Please advise whether the effects of leverage table described in Form N-2 Item 8.3b will be added to the Registration Statement.

Response: The Fund does not expect to make significant use of leverage in its first year of operations. To the extent the Fund makes significant use of leverage in the future, the Fund would revise the disclosure accordingly.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT POLICY

27.	Comment: Please address the aspects of the dividend reinvestment plan set forth in Form N-2 Item 10.1e (3) – (9).

Response: The Fund will revise the disclosure accordingly.

28.	Comment: Please add disclosure addressing how partial shares are treated in the context of the Fund’s dividend reinvestment plan.

Response: The Fund will revise the disclosure accordingly.

DESCRIPTION OF SHARES

29.	Comment: Please consider the applicability Form N-2 Item 10.1f and, if applicable, please add appropriate disclosure.

Response: The Fund will revise the disclosure accordingly.

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PART C

Item 25 – Financial Statements and Exhibits

30.	Comment: Please disclose in an appropriate location in the Prospectus a description of Section 3.6 (Derivative Claims) of the Fund’s Declaration of Trust.

Response: The Fund will revise the disclosure accordingly.

31.	Comment: Please revise Sections 3.6 (Derivative Claims) and 3.7 (Direct Claims) of the Fund’s Declaration of Trust to state that such provisions do not apply to claims arising under the federal securities laws. Please disclose this in an appropriate location in the Prospectus.

Response: The Fund will revise the provisions and disclosure accordingly.

32.	Comment: Please disclose in an appropriate location in the Prospectus a description of Section 3.9 (Forum for Adjudication of Disputes) of the Fund’s Declaration of Trust. Please include in this disclosure the related risks, including: (i) that shareholders may have to bring suit in an inconvenient and less favorable forum and (ii) that there is a question regarding the enforceability of this provision since the Investment Company Act and the Securities Act permit shareholders to bring claims arising from these acts in state and federal court.

Response: The Fund will revise the disclosure accordingly.

Item 34 – Undertakings

33.	Comment: The Staff notes that Item 34 paragraph 6 of the Registration Statement states: “not applicable.” Please note that this paragraph must be included prior to the Fund requesting the acceleration of the effective date of its Registration Statement.

Response: The Fund has considered the Staff’s comment and added the requested undertaking in Item 34 paragraph 6.

* * * * *

July 11, 2023

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea Childs
Chelsea Childs

cc:

Tim Fete, Versus Capital Advisors LLC

Sarah Clinton, Ropes & Gray LLP

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